Filed by Cloudera, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Hortonworks, Inc.
Commission File No: 001-36780

This filing relates to the proposed merger of Hortonworks, Inc., a Delaware corporation (“Hortonworks”), with Surf Merger Corporation (“Merger Sub”), a Delaware corporation and a directly, wholly owned subsidiary of Cloudera, Inc., a Delaware corporation (“Cloudera”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 3, 2018, by and among Cloudera, Hortonworks and Merger Sub. The following is a communication sent from Michael Olson, Cloudera’s Chief Strategy Officer and Chairman of the Board of Directors, to Cloudera’s employees, on December 10, 2018.

Merger, transition, retention
At the company All Hands meeting last Thursday, I seized the podium at the start of Q&A to talk some about the tension we're going through right now.
It's been an eventful year with plenty of changes. I'm pleased with progress, especially on the field changes that we've made. That work is reflected in the quarterly results we announced last week.
Our expected merger with Hortonworks is scheduled for formal shareholder vote at the end of this month. You should already have email from Jay Wedge with instructions for an early vote on that. As founder, and speaking on behalf of the Board, I encourage you to vote FOR the merger. It will reduce pressure on the legal team just before the New Year if you go ahead and vote your shares now, so please consider doing so. You can search your mailbox for the message from Jay.
The merger, of course, creates additional stress on the company. Many of you are naturally curious and concerned about your own jobs. I want to amplify the point I made at All Hands on this: We're working as quickly as we're able, to craft an org chart and the detailed staffing plan that you are all eager to see. A good part of that work won't be done until post-close, as the senior leaders and managers need to get to know their teams. We're actively looking at ways to preserve jobs where it makes business sense to do so. I assure you that we appreciate and respect the work you do for us. In cases where we must terminate positions, we will put reasonable plans, including severance packages, in place to ease the transition for those affected.
I'm confident that the merged company will be an exciting place to work. I'm convinced that at scale, we'll execute better. You've all seen the financial numbers on the heft we'll have, and on our expectations for free cash flow. That will allow us to invest in the product innovation, including in ML, IoT and data warehousing – exactly the high-value workloads that our customers want to pay us for. We'll be better able to compete and win in the public cloud, with product enhancements and with our strategic focus on hybrid and multi-cloud deployment. We expect to answer large enterprises' need for private cloud capabilities, and for portability among the hyperscale public cloud providers.
I'll repeat my ask of last Thursday: While we work through this period, I would like each of you give us the time we require to do a thorough job. We hired you because we need you – the work you do matters to Cloudera today. Most of you are no doubt targeted by recruiters regularly. I hope that you'll turn down those approaches and stay focused on Cloudera, and on what you're doing for us. Your focus and commitment mean we can better focus on planning quickly, and communicating those plans clearly.
I'm happy to speak to you if you've got questions. I'll be in Washington DC this week, and China next, but am available by email easily, Slack with some reliability, and otherwise as required.
Thanks.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such statements are subject to risks and uncertainties that include, but are not limited to: (i) Cloudera or Hortonworks may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Cloudera or Hortonworks to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Cloudera or Hortonworks does business, or on Cloudera’s or Hortonworks’ operating results and business generally; (v) Cloudera’s or Hortonworks’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Cloudera or Hortonworks may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; and (x) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Cloudera and Hortonworks are set forth in their respective filings with the Securities and Exchange Commission (SEC), including in a definitive joint proxy statement/prospectus of Cloudera and Hortonworks filed by Cloudera on November 27, 2018, and each of Cloudera’s and Hortonworks’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Cloudera’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2018 under the heading “Risk Factors” and Item 1A of Part II of Hortonworks’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in the registration statement and Cloudera’s most recent Quarterly Report on Form 10-Q and Hortonworks’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Cloudera and Hortonworks and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Cloudera and Hortonworks file from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Cloudera and Hortonworks assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed merger between Cloudera and Hortonworks, Cloudera has filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-228155), and this registration statement, as amended, was declared effective by the SEC on November 20, 2018. This registration statement contains a definitive joint proxy statement/prospectus and relevant materials concerning the proposed merger. The definitive joint proxy statement/prospectus was mailed to the stockholders of Cloudera and Hortonworks on or about November 28, 2018. Additionally, Cloudera and Hortonworks intend to file with the SEC other materials in connection with the proposed merger. BEFORE MAKING ANY VOTING DECISION, CLOUDERA’S AND HORTONWORKS’ RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF CLOUDERA AND HORTONWORKS WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the definitive joint proxy statement/prospectus and other documents containing important information about Cloudera and Hortonworks, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Cloudera and Hortonworks make available free of charge at www.cloudera.com and www.hortonworks.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the definitive joint proxy statement/prospectus.
Participants in the Solicitation
This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cloudera, Hortonworks and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Cloudera and Hortonworks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger is included in the definitive joint proxy statement/prospectus. Security holders may also obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. Security holders may obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. To the extent the holdings of Cloudera securities by Cloudera’s directors and executive officers or the holdings of Hortonworks securities by Hortonworks’ directors and executive officers have changed since the amounts set forth in Cloudera’s or Hortonworks’ respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger are included in the definitive joint proxy statement/prospectus relating to the proposed merger. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Cloudera’s website at www.cloudera.com and Hortonworks’ website at www.hortonworks.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.